SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 19, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (55 61) 415-1378 cesarb@brasiltelecom.com.br

Standard & Poor's Upgrades Brasil Telecom's National Scale Rating

Brasília, Brazil, July 19, 2004 – BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) and BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) announce that, asserting the strategy implemented by Brasil Telecom, Standard & Poor's (S&P) upgraded to “brAA+” from “brAA” the Brazil National Scale issuer ratings on Brasil Telecom S.A. and on Brasil Telecom Participações S.A. At the same time, S&P assigned its Brazil National Scale issue rating of “brAA+” to Brasil Telecom S.A.'s third public debentures issuance. The notes will be issued in one series up to R$500 million and will mature on July 5, 2009. The outlook on this credit rating is stable. With this rating upgrade, Brasil Telecom is now rated higher than the Federative Republic of Brazil and is the only telecommunications company in the country assigned this rating.

S&P stressed that the ratings “reflect the company's dominant market position in the area under concession, allowing solid and stable cash-flow generation, and its strategy of gradually moving to a more diversified and value-added product base”. According to S&P, one of the main aspects of the ratings is that “the company has been keeping strong liquidity and has been careful in using free cash flow […] By doing so, the company has kept indebtedness under control. This partly explains the company's good reputation in the marketplace with ample access to credit lines in the domestic market.” S&P still worries about the regulatory risk inherent to all telecommunications companies in Brazil but “sees positively the decision by the Brazilian Supreme Court that recognized the tariff adjustment mechanism defined in the concession contracts”.

"The Debentures have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer